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MAR 04 2009

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 67804

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2008 (MM/DD/YY) AND ENDING 12/31/2008 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Collins Capital Advisors, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1133 Avenue of the Americas, Suite 1626
(No. and Street)

New York, NY 10036
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Greg Clapp (212) 292-7693
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG, LLP
(Name – *if individual, state last, first, middle name*)

4200 Wells Fargo Center - 90 South 9th St. - Minneapolis, MN 44402
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR 04 2009
BRANCH OF REGISTRATIONS AND EXAMINATIONS
02

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Greg Clapp, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Collins Capital Advisors, LLC, as of December 31, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

FARUK A TAREK
Notary Public - State of New York
NO. 01TA6170009
Qualified In Kings County
My Commission Expires 7/2/2011

Notary Public

Signature 2/25/09

Chief Manager

Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

COLLINS CAPITAL ADVISORS, LLC

Table of Contents

KPMG LLP
4200 Wells Fargo Center
90 South Seventh Street
Minneapolis, MN 55402

Independent Auditors' Report

The Board of Governors
Collins Capital Advisors, LLC:

We have audited the accompanying statement of financial condition of Collins Capital Advisors, LLC (the Company) as of December 31, 2008, and the related statements of operations, changes in member equity, and cash flows for the year then ended, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Collins Capital Advisors, LLC as of December 31, 2008, and the results of its operations and its cash flows for the year then ended, in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the schedule is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

KPMG LLP

February 23, 2009

COLLINS CAPITAL ADVISORS, LLC

Statement of Financial Condition

December 31, 2008

Assets		
Cash	$	312,674
Total assets	$	312,674
Liabilities and Member Equity		
Liabilities:		
Accounts payable	$	3,012
Due to parent		1,205
Total liabilities		4,217
Member equity		308,457
Total liabilities and member equity	$	312,674

See accompanying notes to financial statements.

COLLINS CAPITAL ADVISORS, LLC

Statement of Operations

Year ended December 31, 2008

Revenues:		
Commissions and fees	$	—
Expenses:		
Salaries and employee benefits		631,722
Travel and entertainment		69,824
Occupancy and equipment		74,438
Legal		51,943
Corporate services		97,000
Taxes, licenses, fees, and insurance		45,793
Technical		38,636
Other general and administrative		38,887
Total expenses		1,048,243
Net loss	$	(1,048,243)

See accompanying notes to financial statements.

COLLINS CAPITAL ADVISORS, LLC

Statement of Changes in Member Equity

Year ended December 31, 2008

Balance at December 31, 2007	$	171,700
Contributions		1,185,000
Distributions		—
Net loss		(1,048,243)
Balance at December 31, 2008	$	308,457

See accompanying notes to financial statements.

COLLINS CAPITAL ADVISORS, LLC

Statement of Cash Flows

Year ended December 31, 2008

Cash flows from operating activities:		
Net loss	$	(1,048,243)
Adjustments to reconcile net loss to net cash used in operating activities:		
Changes in operating liabilities:		
Accounts payable		3,012
Due to related party		1,205
Net cash used in operating activities		(1,044,026)
Cash flows from financing activity:		
Proceeds from capital contributions (see note 5)		1,185,000
Net cash provided by financing activity		1,185,000
Increase in cash		140,974
Cash, beginning of year		171,700
Cash, end of year	$	312,674

See accompanying notes to financial statements.

(1) Description of Business

Collins Capital Advisors, LLC (the Company) is a limited liability company registered as a broker-dealer in securities with the Financial Industry Regulatory Authority, Inc. (FINRA) and the Securities and Exchange Commission (SEC). The Company received approval from FINRA to commence operations on May 2, 2008. The Company engages in the business of acting as a dealer, investment banker, and provider of brokerage services with respect to equity and other securities. The Company is a wholly owned subsidiary of Collins Capital Holdings, LLC. Collins Capital Holdings, LLC is a wholly owned subsidiary of John B. Collins Associates, Inc. The Company's results of operations may not be indicative of the results that might have been obtained had it operated independently of Collins Capital Holdings, LLC. Historically, and in the foreseeable future, the Company is highly dependent on John B. Collins Associates, Inc. and Collins Capital Holdings, LLC to fund its operating losses. The Company does not carry securities accounts for customers or perform custodial functions relating to customer securities and, accordingly, is exempt from SEC Rule 15c3-3. All securities transactions are cleared through a clearing broker on a fully disclosed basis.

(2) Summary of Significant Accounting Policies

(a) Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

(b) Cash

Cash consists of bank deposits.

(c) Revenue Recognition

The Company records investment banking and advisory fee revenues at the time the investment banking and advisory service is completed and the income is reasonably determinable.

(d) Income Taxes

The Company is organized as a single-member limited liability company treated as a disregarded entity pursuant to the Internal Revenue Service's "check-the-box" regulations. While the Company is not liable to file any tax returns with the Internal Revenue Service, its attributes are included in the federal income tax return of John B. Collins Associates, Inc.

The Company has elected to defer Financial Accounting Standard Board (FASB) Interpretation No. (FIN) 48, *Accounting for Uncertainty in Income Taxes*, in accordance with FASB Staff Position FIN 48-3, *Effective Date of FASB Interpretation No. 48 for Certain Nonpublic Enterprises*, which defers the effective date of FIN 48 to annual financial statements for fiscal years beginning after December 15, 2008. Currently, the Company evaluates uncertain tax positions, if any, as loss contingencies in accordance with Statement of Financial Accounting Standard No. 5, *Accounting for Contingencies*.

(3) Commitments and Contingencies

The Company may be involved in various pending or threatened litigation arising out of the normal course of business. In the opinion of management, the ultimate resolution of such litigation will not have a material adverse effect on the financial condition or results of operations of the Company.

(4) Regulatory Requirements

The Company is subject to the net capital requirements of the Uniform Net Capital requirements of the SEC under Rule 15c3-1. The requirements provide that equity capital may not be withdrawn or cash dividends paid if certain minimum net capital requirements are not met. At December 31, 2008, the Company had net capital of approximately $308,000, which was $208,000 in excess of its required net capital of $100,000.

The Company is exempt from SEC Rule 15c3-3 under paragraph (k)(2)(ii) of that Rule. Under this exemption, the "Computation for Determination of Reserve Requirements" and "Information Relating to the Possession or Control Requirements" are not required.

(5) Related-Party Transactions

The Company has no employees. A management agreement entered into by and between the Company and Collins Capital Holdings, LLC exists, whereby all expenses, except for data retention services, brokerage clearing fees, and bank charges, are indirect costs that are allocated to the Company, including salaries, employee benefits, operating costs, and administrative services incurred by Collins Capital Holdings, LLC on behalf of the Company. During the year ended December 31, 2008, $1,011,205 of management fees was charged to the Company using an allocation method developed by management of Collins Capital Holdings, LLC. These management fees are allocated to the functional expenses, which comprise the management fee charged to the Company.

Collins Capital Holdings, LLC made a capital contribution of $175,000 to the Company prior to December 31, 2007. Also, prior to December 31, 2007, the Company paid expenses totaling $3,300, which resulted in an equity balance of $171,700 on that date.

Collins Capital Holdings, LLC contributed capital in the form of cash and forgiveness of intercompany loans in the amount of $175,000 and $1,010,000, respectively, to the Company for the year ended December 31, 2008.

COLLINS CAPITAL ADVISORS, LLC

Computation of Net Capital Pursuant to SEC Rule 15c3-1

December 31, 2008

Net capital:		
Member equity	$	308,457
Deductions and other charges:		
Nonallowable assets		—
Net capital before haircuts on securities positions		308,457
Haircuts on securities positions		—
Net capital		308,457
Computation of alternative net capital requirement:		
Minimum of net capital required (greater of $100,000 or 12-1/2% of aggregate indebtedness of $4,217)		100,000
Excess net capital	$	208,457
Ratio of aggregate indebtedness to net capital		.01 to 1

There were no differences between the audited computation of net capital included in this report and the corresponding schedule included in the Company's unaudited December 31, 2008 Part IIA FOCUS filed on January 27, 2009.

See accompanying independent auditors' report.

KPMG

KPMG LLP
4200 Wells Fargo Center
90 South Seventh Street
Minneapolis, MN 55402

Independent Auditors' Report on Internal Controls Required by SEC Rule 17a-5

The Board of Governors
Collins Capital Advisors, LLC:

In planning and performing our audit of the financial statements and supplementary schedule of Collins Capital Advisors, LLC (the Company) as of and for the year ended December 31, 2008, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objective. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with U.S. generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

KPMG

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with U.S. generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as described above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2008 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Governors of the Company, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

February 23, 2009

KPMG

COLLINS CAPITAL ADVISORS, LLC

Financial Statements, Supplementary Schedule, and
Independent Auditors' Report on Internal Controls

December 31, 2008

(With Independent Auditors' Report Thereon)

(Confidential Pursuant to SEC Rule 17a-5(e)(3))